Exhibit 99.4
KPMG LLP Chartered Accountants 2700 205 - 5th Avenue SW Calgary AB T2P 4B9	Telephone (403) 691-8000 Telefax (403) 691-8008 Internet www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Penn West Petroleum Ltd. (formerly the Unitholders of Penn West Energy Trust)

We have audited the consolidated financial statements of Penn West Energy Trust and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2010 and 2009, the consolidated statements of operations and retained earnings (deficit) and cash flows for the years then ended, and notes comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinions.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Penn West Energy Trust and its subsidiaries as at December 31, 2010 and 2009 and the results of their operations and their cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Other Matters

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information entitled "Reconciliation of Canadian and United States Generally Accepted Accounting Principles" is presented for purposes of additional analysis and requirements under securities legislation. Such supplementary information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 17, 2011 expressed an unmodified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada
March 17, 2011

KPMG LLP Chartered Accountants 2700 205 - 5th Avenue SW Calgary AB T2P 4B9	Telephone (403) 691-8000 Telefax (403) 691-8008 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Penn West Petroleum Ltd. (formerly the Unitholders of Penn West Energy Trust)

We have audited Penn West Energy Trust’s ("the Company”) internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our report dated March 17, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants
Calgary, Canada
March 17, 2011

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

Canadian Generally Accepted Accounting Principles (“GAAP”) vary in certain respects from U.S. GAAP. As required by the United States Securities and Exchange Commission, the effect of these differences in principles on Penn West Energy Trust’s (“Penn West”) consolidated financial statements is described and quantified below:

The application of U.S. GAAP would have the following effects on reported net income (loss):

	Year ended December 31
	2010	2009
(CAD millions, except per unit amounts)
Net and comprehensive Income (Loss) as reported in the
Consolidated statements of operations – Canadian GAAP	$226	$(144)
Adjustments
Unit-based compensation (note (b))	(78)	20
Depletion and depreciation (note (a))	832	922
Income tax effect of the above adjustments	(203)	(218)
Net and other comprehensive income, U.S. GAAP, as adjusted	$777	$580

Net income per trust unit
Basic	$1.76	$1.40
Diluted	$1.74	$1.40

Weighted average number of trust units outstanding (in millions)
Basic	441.8	412.9
Diluted	445.7	414.2

Deficit - U.S. GAAP
Balance, beginning of year - U.S. GAAP	$(5,061)	$(2,818)
Net income - U.S. GAAP	777	580
Change in redemption value of trust units (note (c))	(2,287)	(1,982)
Distributions declared	(686)	(841)
Balance, end of year - U.S. GAAP	$(7,257)	$(5,061)

The application of U.S. GAAP would have the following effects on the reported balance sheets:

	Canadian	U.S.
December 31, 2010 (CAD millions)	GAAP	GAAP

ASSETS
Current
Accounts receivable	$386	$386
Future income taxes	17	17
Other	87	87
	490	490

Deferred funding obligation	678	678
Property, plant and equipment (note (a))	10,180	3,790
Goodwill	2,020	2,020
Future income taxes	-	655
	12,878	7,143
	$13,368	$7,633

LIABILITIES AND UNITHOLDERS' EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilities	$743	$743
Distributions payable	41	41
Risk management	62	62
	846	846
Long-term debt	2,496	2,496
Convertible debentures	255	255
Asset retirement obligations	653	653
Unit rights liability (note (b))	-	165
Risk management	64	64
Future income taxes	855	-
Total liabilities	5,169	4,479

Unitholders' mezzanine equity (note (c))	-	10,411

Unitholders' equity (deficiency)
Unitholders' capital (note (c))	9,177	-
Contributed surplus (note (b))	138	-
Deficit (note (c))	(1,116)	(7,257)
	8,199	(7,257)
	$13,368	$7,633

	Canadian	U.S.
December 31, 2009 (CAD millions)	GAAP	GAAP

ASSETS
Current
Accounts receivable	$371	$371
Future income taxes	37	37
Other	101	101
	509	509

Property, plant and equipment (note (a))	11,347	4,125
Goodwill	2,020	2,020
Future income taxes	-	544
	13,367	6,689
	$13,876	$7,198

LIABILITIES AND UNITHOLDERS' EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilities	$515	$515
Distributions payable	63	63
Risk management	130	130
	708	708
Long-term debt	3,219	3,219
Convertible debentures	273	273
Risk management	21	21
Asset retirement obligations	568	568
Unit rights liability (note (b))	-	40
Future income taxes	1,169	-
Total liabilities	5,958	4,829

Unitholders' mezzanine equity (note (c))	-	7,430

Unitholders' equity (deficiency)
Unitholders' capital (note (c))	8,451	-
Contributed surplus (note (b))	123	-
Deficit (note (c))	(656)	(5,061)
	7,918	(5,061)
	$13,876	$7,198

The application of U.S. GAAP would have no effect on the statement of cash flows.

(a) Property, plant and equipment and depletion and depreciation

Under Canadian GAAP, an impairment exists when the net book value of the petroleum and natural gas properties exceeds the sum of the undiscounted future cash flows from proved reserves calculated using forecast prices and costs, and the cost, less any impairment, of unproved properties. If an impairment is determined to exist, the impairment is measured as the amount by which the net book value of the petroleum and natural gas properties exceeds the sum of the present value of future cash flows from proved plus probable reserves using forecast prices and costs, and the cost, less any impairment, of unproved properties.

The changes announced by the Securities and Exchange Commission in December 2008 to update the oil and gas reporting requirements became effective on December 31, 2009, resulting in a change in the impairment test under U.S. GAAP. Under the new guidelines, at the balance sheet date, the net book value of petroleum and natural gas properties, net of deferred income taxes, is limited to the present value of after-tax future net cash flows from proved reserves, discounted at 10 percent and using the average of prices on the first day of each month for the prior 12-month period, plus the cost, less any impairment of unproved properties. This effect of the new guidance was considered a change in estimate and was applied prospectively. Previously, prices were based on those at the balance sheet date. At December 31, 2010 and 2009, no impairment of Penn West’s property, plant and equipment was indicated. Future net revenues in the impairment test were based on average prices of $3.94 per mcf (2009 - $3.74 per mcf) for natural gas and $71.32 per barrel (2009 - $57.72 per barrel) for liquids at December 31, 2010.

All of Penn West’s reserves were evaluated or audited by independent petroleum engineers in both 2010 and 2009. Depletion and depreciation of resource properties is calculated using the unit-of-production method based on production volumes before royalties in relation to proved reserves. In determining the depletable base, the estimated future costs to be incurred in developing proved reserves are included and the estimated equipment salvage values and the cost, less any impairment, of unproved properties is excluded. Significant natural gas processing facilities, net of estimated salvage values, are depreciated using the declining balance method. Depletion and depreciation per gross equivalent barrel is calculated by converting natural gas volumes to barrels of oil equivalent (“BOE”) using a ratio of 6 mcf of natural gas to one barrel of crude oil. Due to the $8.1 billion impairment charge recorded in 2008 under only U.S. GAAP, depletion and depreciation was lower than that recorded under Canadian GAAP by $832 million in 2010 (2009 - $922 million). Depletion and depreciation per BOE as calculated under U.S. GAAP for the year ended December 31, 2010 was $7.68 (2009 - $9.15).

(b) Unit-based compensation

Trust unit rights incentive plan

Trust unit rights are treated as a liability under U.S. GAAP stated at the fair value of the grants determined by using a Binomial Lattice model at each reporting date. Compensation cost is recorded based on the change in fair value of the rights during each reporting period. When rights are exercised, the proceeds received plus the amount recorded as a trust unit rights liability are recorded as mezzanine equity. Penn West issues units from treasury to settle unit rights exercises.

Rights granted under the rights plan are considered equity awards for Canadian GAAP purposes. Unit-based compensation is based upon the fair value of rights issued, determined only on the grant date. This initial fair value is charged to income over the vesting period of the rights on a straight-line basis with a corresponding increase in contributed surplus. When rights are exercised, the consideration received plus the value recorded in contributed surplus is transferred to unitholders’ equity. For the year ended December 31, 2010, compensation cost was $78 million higher (2009 - $20 million lower) under U.S. GAAP than under Canadian GAAP. The compensation cost for U.S. GAAP purposes was allocated as follows:

	Year ended December 31
(millions)	2010	2009
Field employees	$32	$8
Corporate employees	93	24
Compensation expense	$125	$32

The total fair value under U.S. GAAP of non-vested trust unit rights and trust unit rights vested during the year was as follows:
	Year ended December 31		As at December 31
	Total Fair Value (millions)		Weighted Remaining Contractual Life (years)
	2010	2009	2010	2009
Non-vested options	$56	$72	2.0	1.9
Vested	$37	$31	1.7	1.3

If certain conditions are met, exercise prices are adjusted for distributions and employees may elect to exercise at the adjusted exercise price. If all employees elect to exercise at the adjusted exercise price, the total intrinsic value at December 31, 2010 for trust unit rights outstanding was $225 million (2009 - $96 million), for trust unit rights exercisable was $93 million (2009 - $17 million) and for trust unit rights exercised during the year was $46 million (2009 - $3 million).

Long-term retention and incentive plan (“LTRIP”)

Awards granted under the LTRIP are recorded using the intrinsic value method under Canadian GAAP compared to the fair value method under U.S. GAAP. The difference between the valuation methods is insignificant; thus, no U.S. GAAP difference is considered to exist.

Earnings per share

A GAAP difference exists in calculating the number of diluted weighted average trust units considered outstanding for earnings per share purposes. The U.S. GAAP amount includes proceeds on assumed exercises of unit rights based on the fair value at each balance sheet date, compared to the fair value at only the date of grant under Canadian GAAP. This results in a different number of units included in the per unit calculations. For the year ended December 31, 2010, 14.5 million trust units (2009 – 25.2 million) that would be issued under the trust unit rights incentive plan and 4.8 million units that would be issued on the conversion of the convertible debentures (2009 – 4.8 million) were considered anti-dilutive.

(c) Unitholders’ mezzanine equity

U.S. GAAP requires that trust units that are redeemable at the option of the unitholder, irrespective of the amounts which may be redeemed, be valued at their redemption amount and presented as temporary equity on the balance sheet. The redemption value of the Penn West trust units is determined based on 95% of the market value of the trust units at each balance sheet date. Under Canadian GAAP, all trust units are classified as unitholders’ equity. Penn West reclassified $10,411 million at December 31, 2010 (2009 - $7,430 million) as unitholders’ mezzanine equity in accordance with U.S. GAAP.

Changes in unitholders’ mezzanine equity, trust units issued net of redemptions, net income and distributions in a period are recognized as charges to deficit. Penn West recorded an increase of $2,287 million to deficit for the year ended December 31, 2010 (2009 - $1,982 million) to reflect the changes in the recorded amount of unitholders’ mezzanine equity.

(d) Acquisitions

Penn West accounted for the Sifton Energy Inc. (“Sifton”) and Reece Energy Exploration Corp. (“Reece”) acquisitions as purchases. The consolidated financial statements of Penn West include the results of operations, funds flow and net income of Sifton from the closing date of December 22, 2010 and Reece from the closing date of April 30, 2009. If the Sifton acquisition had occurred on January 1, 2010 and 2009, and the Reece acquisition had occurred on January 1, 2009, Penn West would have realized the following U.S. GAAP pro forma results for the years ended:

	Year ended December 31
(unaudited)	2010	2009
Revenue ($CAD millions)	$2,527	$2,388
Net income ($CAD millions)	772	578
Basic per unit	1.75	1.39
Diluted per unit	$1.73	$1.39

(e) Additional disclosure

Under Canadian GAAP, Penn West presents oil and natural gas revenues and royalty income prior to royalties payable in the Consolidated Statements of Operations and Retained Earnings (Deficit). Under U.S. GAAP, these items would be combined and presented on a net basis in the Consolidated Statements of Operations and Retained Earnings (Deficit).

(f) Income taxes

As at December 31, 2010, the total amount of Penn West’s unrecognized tax benefits was approximately $10 million including $3 million of interest and penalties, which if recognized would affect Penn West’s effective income tax rate. The resolution of these tax positions may take a number of years to complete with the appropriate tax authorities, thus fluctuations could occur from period to period.

The change in the amount of unrecognized tax benefits is as follows:

	Year ended December 31
(millions)	2010	2009
Balance, beginning and end of year	$10	$10

Penn West and its entities are subject to income taxation and related audits in Canada. The tax years from 2004 to 2010 remain open to audit by Canadian tax authorities.

(g) Peace River Oil Partnership

Under U.S. GAAP, an exemption exists in Item 17(c)(2)(vii) of Form 20-F which allows Penn West to elect to follow the proportionate consolidation method of accounting for the partnership, if such treatment is allowable under Canadian GAAP. Penn West has chosen to utilize this exemption and accounts for the partnership on a proportionately consolidated basis under U.S. GAAP. At December 31, 2010, Penn West proportionately consolidated approximately $1 billion of property, plant and equipment.

SUPPLEMENTARY OIL AND GAS INFORMATION - (UNAUDITED)

The following disclosures in this section provide oil and gas information in accordance with the U.S. standard, “Disclosures about Oil and Gas Producing Activities”.

NET PROVED OIL AND NATURAL GAS RESERVES

Penn West engaged independent qualified reserve evaluators, GLJ Petroleum Consultants Ltd. (“GLJ”) and Sproule Associates Ltd. (“Sproule”), to evaluate Penn West’s proved developed and proved undeveloped oil and natural gas reserves or to audit Penn West’s evaluation thereof. As at December 31, 2010, all of Penn West’s oil and natural gas reserves are located in Canada and the United States of which less than one percent of our proved reserves are located in the United States. The changes in our net proved reserve quantities are outlined below.

Net reserves include Penn West’s remaining working interest and royalty reserves, less all Crown, freehold, and overriding royalties and other interests that are not owned by Penn West.

Proved reserves are those estimated quantities of crude oil, natural gas and natural gas liquids that can be estimated with a high degree of certainty to be economically recoverable under existing economic and operating conditions.

Proved developed reserves are those proved reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure to put the reserves on production. Proved developed reserves may be subdivided into producing and non-producing.

Proved undeveloped reserves are those reserves that are expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production.

Penn West cautions users of this information as the process of estimating crude oil and natural gas reserves is subject to a level of uncertainty. The reserves are based on economic and operating conditions; therefore, changes can be made to future assessments as a result of a number of factors, which can include new technology, changing economic conditions and development activity.

YEAR ENDED DECEMBER 31, 2010
CONSTANT PRICES AND COSTS

Net Proved Developed and Proved Undeveloped Reserves (1)	Light and Medium Oil (mmbbl)	Heavy Oil (mmbbl)	Natural Gas (bcf)	Natural Gas Liquids (mmbbl)	Barrels of Oil Equivalent (mmboe)
December 31, 2009	228	49	693	16	408
Extensions & Discoveries	13	-	38	1	20
Improved Recovery	8	1	10	-	12
Technical Revisions	11	3	82	3	30
Acquisitions	7	3	19	1	14
Dispositions	(15)	(2)	(35)	-	(24)
Production	(21)	(6)	(122)	(3)	(51)
Change for the year	4	(2)	(8)	1	2
December 31, 2010	232	47	685	17	410
Developed	186	47	617	15	351
Undeveloped	46	1	69	2	59
Total (2)	232	47	685	17	410

YEAR ENDED DECEMBER 31, 2009
CONSTANT PRICES AND COSTS

Net Proved Developed and Proved Undeveloped Reserves (1)	Light and Medium Oil (mmbbl)	Heavy Oil (mmbbl)	Natural Gas (bcf)	Natural Gas Liquids (mmbbl)	Barrels of Oil Equivalent (mmboe)
December 31, 2008	214	39	875	18	416
Extensions & Discoveries	11	-	16	-	14
Improved Recovery	7	2	3	-	9
Technical Revisions	15	23	(34)	1	33
Acquisitions	3	-	6	-	4
Dispositions	(1)	(7)	(38)	(1)	(15)
Production	(21)	(8)	(135)	(3)	(54)
Change for the year	14	10	(182)	(3)	(9)
December 31, 2009	228	49	693	16	408
Developed	187	47	647	15	356
Undeveloped	42	2	47	1	52
Total (2)	228	49	693	16	408

(1)	Columns may not add due to rounding.
(2)	Penn West does not file any estimates of total net proved crude oil or natural gas reserves with any U.S. federal authority or agency other than the SEC.

CAPITALIZED COSTS

As at December 31, ($CAD millions)	2010	2009	2008
Proved oil and gas properties	$17,660	$17,536	$17,030
Unproved oil and gas properties	395	393	490
Total capitalized costs	18,055	17,929	17,520
Accumulated depletion and depreciation	(14,265)	(13,804)	(13,212)
Net capitalized costs	$3,790	$4,125	$4,308

COSTS INCURRED

For the years ended December 31, ($CAD millions)	2010	2009	2008
Property acquisition (disposition) costs (1)
Proved oil and gas properties	$(1,306)	$(369)	$(50)
Unproved oil and gas properties	102	19	128
Exploration costs (2)	210	79	140
Development costs (3)	881	546	780
Capital expenditures	(113)	275	998
Corporate acquisitions	139	116	5,525
Total expenditures	$26	$391	$6,523

(1)	Acquisitions are net of disposition of properties.
(2)	Cost of geological and geophysical capital expenditures and drilling costs for exploration wells drilled.
(3)	Includes equipping and facilities capital expenditures.

RESULTS OF OPERATIONS OF PRODUCING ACTIVITIES

For the years ended December 31, ($CAD millions)	2010	2009	2008
Oil and gas sales, net of royalties and commodity contracts	$2,512	$2,154	$4,413
Lease operating costs and capital taxes	(959)	(979)	(865)
Transportation costs	(33)	(34)	(34)
Depletion, depreciation and accretion	(506)	(634)	(9,738)
Income taxes (1)	-	-	-
Results of operations	$1,014	$507	$(6,224)

(1)	Penn West is currently not cash taxable.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES THEREIN

The standardized measure of discounted future net cash flows is based on estimates made or audited by GLJ and Sproule of net proved reserves. Future cash inflows are computed based on constant prices and cost assumptions applied against annual future production from proved crude oil and natural gas reserves. Future development and production costs are based on constant price assumptions and assume the continuation of existing economic conditions. Constant prices are the average of the first day prices of each month for the prior 12-month period. Future income taxes are calculated by applying statutory income tax rates. Penn West is currently not cash taxable. The standardized measure of discounted future net cash flows is computed using a 10 percent discount factor.

Penn West cautions users of this information that the discounted future net cash flows relating to proved oil and gas reserves are neither an indication of the fair market value of our oil and gas properties, nor of the future net cash flows expected to be generated from such properties. The discounted future cash flows do not include the fair market value of exploratory properties and probable or possible oil and gas reserves, nor is consideration given to the effect of anticipated future changes in crude oil and natural gas prices, development, asset retirement and production costs and possible changes to tax and royalty regulations. The prescribed discount rate of 10 percent is arbitrary and may not appropriately reflect future interest rates.

($CAD millions)	2010	2009
Future cash inflows	$24,117	$19,726
Future production costs	(11,765)	(11,090)
Future development costs	(1,306)	(1,047)
Undiscounted pre-tax cash flows	11,046	7,589
Future income taxes (1)	(583)	(22)
Future net cash flows	10,463	7,567
Less 10% annual discount factor	(4,382)	(3,170)
Standardized measure of discounted future net cash flows	$6,081	$4,397

(1)	Penn West is currently not cash taxable.

($CAD millions)	2010	2009
Estimated future net revenue at beginning of year	$4,397	$3,770
Oil and gas sales during period net of production costs and royalties (1)	(1,512)	(1,708)
Changes due to prices and royalties related to forecast production (2)	643	1,635
Development costs during the period (3)	1,187	688
Changes in forecast development costs (4)	(1,108)	(476)
Changes resulting from extensions and improved recovery (5)	485	225
Changes resulting from discoveries (5)	-	4
Changes resulting from acquisitions of reserves (5)	208	47
Changes resulting from dispositions of reserves (5)	(233)	(166)
Discount factor (6)	440	377
Net change in income tax (7)	(115)	(1)
Changes resulting from technical reserves revision	459	152
All other changes (8)	1,231	(150)
Estimated future net revenue at end of year	$6,081	$4,397

(1)	Company actual before income taxes, excluding general and administrative expenses.
(2)	The impact of changes in prices and other economic factors on future net revenue.
(3)	Actual capital expenditures relating to the exploration, development and production of oil and gas reserves.
(4)	The change in forecast development costs.
(5)	End of period net present value of the related reserves.
(6)	Estimated as 10 percent of the beginning of period net present value.
(7)
The difference between forecast income taxes at beginning of period and the actual taxes for the period plus forecast income taxes at the end of period. At December 31, 2010, Penn West was a Trust that would become taxable in 2011.

(8)	Includes changes due to revised production profiles, development timing, operating costs, royalty rates and actual prices received versus forecast.